Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2023

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended March 31
	Note	2023	2022
SALES	2	6,107	7,657
Freight, transportation and distribution		199	203
Cost of goods sold		3,995	4,197
GROSS MARGIN		1,913	3,257
Selling expenses		770	727
General and administrative expenses		145	126
Provincial mining taxes		119	249
Share-based compensation expense		15	135
Other (income) expenses	4	(75)	21
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		939	1,999
Finance costs		170	109
EARNINGS BEFORE INCOME TAXES		769	1,890
Income tax expense	5	193	505
NET EARNINGS		576	1,385
Attributable to
Equity holders of Nutrien		571	1,378
Non-controlling interest		5	7
NET EARNINGS		576	1,385

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		1.14	2.49
Diluted		1.14	2.49
Weighted average shares outstanding for basic EPS		501,175,000	552,636,000
Weighted average shares outstanding for diluted EPS		502,220,000	554,647,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(Net of related income taxes)		2023	2022
NET EARNINGS		576	1,385
Other comprehensive income
Items that will not be reclassified to net earnings:
Net actuarial (loss) gain on defined benefit plans		(3)	1
Net fair value gain on investments		5	31
Items that have been or may be subsequently reclassified to net earnings:
Gain on currency translation of foreign operations		1	128
Other		(1)	16
OTHER COMPREHENSIVE INCOME		2	176
COMPREHENSIVE INCOME		578	1,561
Attributable to
Equity holders of Nutrien		573	1,554
Non-controlling interest		5	7
COMPREHENSIVE INCOME		578	1,561

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31
	Note	2023	2022
			Note 1
OPERATING ACTIVITIES
Net earnings		576	1,385
Adjustments for:
Depreciation and amortization		496	461
Share-based compensation expense		15	135
Gain on disposal of investment		-	(19)
Provision for deferred income tax		21	45
Long-term income tax receivables		(72)	10
Net distributed (undistributed) earnings of equity-accounted investees		163	(39)
Gain on amendments to other post-retirement pension plans		(80)	-
Other long-term assets, liabilities and miscellaneous		7	30
Cash from operations before working capital changes		1,126	2,008
Changes in non-cash operating working capital:
Receivables		535	(909)
Inventories		(2,168)	(2,609)
Prepaid expenses and other current assets		675	722
Payables and accrued charges		(1,026)	726
CASH USED IN OPERATING ACTIVITIES		(858)	(62)
INVESTING ACTIVITIES
Capital expenditures [1]		(450)	(351)
Business acquisitions, net of cash acquired		(111)	(41)
Other		(33)	34
Net changes in non-cash working capital		(100)	(99)
CASH USED IN INVESTING ACTIVITIES		(694)	(457)
FINANCING ACTIVITIES
Transaction costs related to debt		(20)	-
Proceeds from short-term debt, net	7	1,873	1,454
Proceeds from long-term debt	8	1,500	-
Repayment of long-term debt		(17)	(2)
Repayment of principal portion of lease liabilities		(87)	(79)
Dividends paid to Nutrien’s shareholders	9	(246)	(257)
Repurchase of common shares	9	(897)	(642)
Issuance of common shares		28	126
Other		(5)	(12)
CASH PROVIDED BY FINANCING ACTIVITIES		2,129	588
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(5)	9
INCREASE IN CASH AND CASH EQUIVALENTS		572	78
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		901	499
CASH AND CASH EQUIVALENTS – END OF PERIOD		1,473	577
Cash and cash equivalents is composed of:
Cash		361	546
Short-term investments		1,112	31
		1,473	577
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		98	50
Income taxes paid		1,319	789
Total cash outflow for leases		119	107

 1 Includes additions to property, plant and equipment, and intangible assets for the three months ended March 31, 2023 of $411 and $39 (2022 – $306 and $45), respectively.

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	1,378	1,378	7	1,385

Other comprehensive income	-	-	-	128	48	176	-	176	-	176

Shares repurchased (Note 9)	(7,648,235)	(212)	-	-	-	-	(375)	(587)	-	(587)

Dividends declared	-	-	-	-	-	-	(265)	(265)	-	(265)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(11)	(11)

Effect of share-based compensation including issuance of common shares	2,275,861	153	(16)	-	-	-	-	137	-	137
Transfer of net gain on cash flow hedges	-	-	-	-	(3)	(3)	-	(3)	-	(3)
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(1)	(1)	1	-	-	-

BALANCE – MARCH 31, 2022	552,120,142	15,398	133	(48)	74	26	8,931	24,488	43	24,531

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	571	571	5	576

Other comprehensive income	-	-	-	1	1	2	-	2	-	2

Shares repurchased (Note 9)	(11,751,290)	(328)	-	-	-	-	(571)	(899)	-	(899)

Dividends declared	-	-	-	-	-	-	(265)	(265)	-	(265)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(6)	(6)

Effect of share-based compensation including issuance of common shares	579,208	34	(3)	-	-	-	-	31	-	31
Transfer of net loss on cash flow hedges	-	-	-	-	5	5	-	5	-	5
Transfer of net actuarial loss on defined benefit plans	-	-	-	-	3	3	(3)	-	-	-
Other	-	-	-	(2)	-	(2)	-	(2)	-	(2)

BALANCE – MARCH 31, 2023	496,074,023	13,878	106	(375)	(8)	(383)	11,660	25,261	44	25,305

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		March 31		December 31

As at	Note	2023	2022	2022

ASSETS

Current assets

Cash and cash equivalents		1,473	577	901

Receivables		6,009	6,437	6,194

Inventories		9,852	9,068	7,632

Prepaid expenses and other current assets		937	943	1,615

		18,271	17,025	16,342

Non-current assets

Property, plant and equipment		21,832	19,998	21,767

Goodwill		12,433	12,287	12,368

Intangible assets		2,292	2,334	2,297

Investments		686	757	843

Other assets		1,078	867	969

TOTAL ASSETS		56,592	53,268	54,586

LIABILITIES

Current liabilities

Short-term debt	7	4,013	3,033	2,142

Current portion of long-term debt		545	551	542

Current portion of lease liabilities		306	293	305

Payables and accrued charges		10,611	11,013	11,291

		15,475	14,890	14,280

Non-current liabilities

Long-term debt	8	9,510	7,519	8,040

Lease liabilities		880	929	899

Deferred income tax liabilities	5	3,603	3,243	3,547

Pension and other post-retirement benefit liabilities		242	425	319

Asset retirement obligations and accrued environmental costs		1,389	1,523	1,403

Other non-current liabilities		188	208	235

TOTAL LIABILITIES		31,287	28,737	28,723

SHAREHOLDERS’ EQUITY

Share capital	9	13,878	15,398	14,172

Contributed surplus		106	133	109

Accumulated other comprehensive (loss) income		(383)	26	(391)

Retained earnings		11,660	8,931	11,928

Equity holders of Nutrien		25,261	24,488	25,818

Non-controlling interest		44	43	45

TOTAL SHAREHOLDERS’ EQUITY		25,305	24,531	25,863

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		56,592	53,268	54,586

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2023

NOTE 1 BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2022 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2022 annual consolidated financial statements.

Certain immaterial 2022 figures have been reclassified in the condensed consolidated statements of cash flows.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on May 10, 2023.

NOTE 2 SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,422	1,023	1,154	508	-	-	6,107

– intersegment	-	54	264	64	-	(382)	-

Sales – total	3,422	1,077	1,418	572	-	(382)	6,107

Freight, transportation and distribution	-	75	106	58	-	(40)	199

Net sales	3,422	1,002	1,312	514	-	(342)	5,908

Cost of goods sold	2,807	305	771	427	-	(315)	3,995

Gross margin	615	697	541	87	-	(27)	1,913

Selling expenses	765	3	8	2	(2)	(6)	770

General and administrative expenses	50	3	5	3	84	-	145

Provincial mining taxes	-	119	-	-	-	-	119

Share-based compensation expense	-	-	-	-	15	-	15

Other expenses (income)	15	(7)	(14)	12	(81)	-	(75)

(Loss) earnings before finance costs and income taxes	(215)	579	542	70	(16)	(21)	939

Depreciation and amortization	181	97	134	67	17	-	496

EBITDA [1]	(34)	676	676	137	1	(21)	1,435

Integration and restructuring related costs	-	-	-	-	5	-	5

Share-based compensation expense	-	-	-	-	15	-	15

Foreign exchange gain, net of related derivatives	-	-	-	-	(34)	-	(34)

Adjusted EBITDA	(34)	676	676	137	(13)	(21)	1,421

Assets – at March 31, 2023	25,858	13,526	11,673	2,658	3,589	(712)	56,592
1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended March 31, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,833	1,710	1,497	617	-	-	7,657

– intersegment	28	234	339	79	-	(680)	-

Sales – total	3,861	1,944	1,836	696	-	(680)	7,657

Freight, transportation and distribution	-	94	95	61	-	(47)	203

Net sales	3,861	1,850	1,741	635	-	(633)	7,454

Cost of goods sold	3,016	305	881	428	-	(433)	4,197

Gross margin	845	1,545	860	207	-	(200)	3,257

Selling expenses	722	3	8	2	(2)	(6)	727

General and administrative expenses	45	2	6	3	70	-	126

Provincial mining taxes	-	249	-	-	-	-	249

Share-based compensation expense	-	-	-	-	135	-	135

Other (income) expenses	(12)	(3)	(26)	4	53	5	21

Earnings (loss) before finance costs and income taxes	90	1,294	872	198	(256)	(199)	1,999

Depreciation and amortization	169	112	123	41	16	-	461

EBITDA	259	1,406	995	239	(240)	(199)	2,460

Integration and restructuring related costs	-	-	-	-	9	-	9

Share-based compensation expense	-	-	-	-	135	-	135

COVID-19 related expenses	-	-	-	-	5	-	5

Foreign exchange loss, net of related derivatives	-	-	-	-	25	-	25

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	240	1,406	995	239	(66)	(199)	2,615

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31
	2023	2022
Retail sales by product line
Crop nutrients	1,335	1,587
Crop protection products	1,154	1,387
Seed	507	458
Merchandise	246	234
Nutrien Financial	57	49
Services and other	148	175
Nutrien Financial elimination [1]	(25)	(29)

	3,422	3,861

Potash sales by geography

Manufactured product

North America	417	927

Offshore [2]	660	1,017

	1,077	1,944

Nitrogen sales by product line

Manufactured product

Ammonia	416	591

Urea and ESN® [3]	491	540

Solutions, nitrates and sulfates	371	474

Other nitrogen and purchased products [3]	140	231

	1,418	1,836

Phosphate sales by product line

Manufactured product

Fertilizer	302	432

Industrial and feed	195	184

Other phosphate and purchased products	75	80

	572	696

 1   Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

 2   Relates to Canpotex Limited (“Canpotex”) (Note 11) and includes provisional pricing adjustments for the three months ended March 31, 2023 of $(147) (2022 – $62).

 3  Certain immaterial 2022 figures have been reclassified.

NOTE 3 SHARE-BASED COMPENSATION

The following table summarizes the awards granted under our existing share-based compensation plans described in Note 5 of our 2022 annual consolidated financial statements:

	Three Months Ended March 31
	2023	2022
Stock options:
Granted (number of units)	301,168	375,483
Weighted average grant date fair value (US dollars)	25.67	20.49
Cash-settled share-based awards granted (number of units) [1]	1,003,010	970,461

1 For performance share units granted subsequent to January 1, 2022, return on invested capital over a three-year performance cycle is compared to Board-approved targets as an additional performance condition.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4 OTHER (INCOME) EXPENSES

	Three Months Ended March 31
	2023	2022

Integration and restructuring related costs	5	9

Foreign exchange (gain) loss, net of related derivatives	(34)	25

Earnings of equity-accounted investees	(37)	(41)

Bad debt expense	9	-

COVID-19 related expenses	-	5

Gain on disposal of investment	-	(19)

Project feasibility costs	13	12

Customer prepayment costs	14	13

Gain on amendments to other post-retirement pension plans	(80)	-

Other expenses	35	17

	(75)	21

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended March 31
	2023	2022

Income tax expense	193	505

Actual effective tax rate on earnings (%)	23	26

Actual effective tax rate including discrete items (%)	25	27

Discrete tax adjustments that impacted the tax rate	18	8

The following table summarizes the income tax balances within the condensed consolidated balance sheets:

Income Tax Assets and Liabilities	Balance Sheet Location	As at March 31, 2023	As at December 31, 2022
Income tax assets
Current	Receivables	455	144
Non-current	Other assets	127	54
Deferred income tax assets	Other assets	487	448
Total income tax assets		1,069	646
Income tax liabilities
Current	Payables and accrued charges	114	899
Non-current	Other non-current liabilities	48	46
Deferred income tax liabilities	Deferred income tax liabilities	3,603	3,547
Total income tax liabilities		3,765	4,492

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2022 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure. The table does not include fair value information for financial instruments that are measured using their carrying amount as a reasonable approximation of fair value.

	March 31, 2023				December 31, 2022

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Derivative instrument assets	7	-	7	-	7	-	7	-

Other current financial assets - marketable securities [2]	155	29	126	-	148	19	129	-

Investments at FVTOCI [3]	205	195	-	10	200	190	-	10

Derivative instrument liabilities	(26)	-	(26)	-	(35)	-	(35)	-

Amortized cost

Current portion of long-term debt

Notes and debentures	(500)	(498)	-	-	(500)	(493)	-	-

Fixed and floating rate debt	(45)	-	(45)	-	(42)	-	(42)	-

Long-term debt

Notes and debentures	(9,388)	(6,513)	(2,372)	-	(7,910)	(3,581)	(3,656)	-

Fixed and floating rate debt	(122)	-	(122)	-	(130)	-	(130)	-

1  During the periods ended March 31, 2023 and December 31, 2022, there were no transfers between levels for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities.

3  Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

NOTE 7  SHORT-TERM DEBT

	Rate of Interest (%)	Total Facility Limit as at March 31, 2023	As at March 31, 2023	As at December 31, 2022
Credit facilities
Unsecured revolving term credit facility	n/a	4,500	-	-
Unsecured revolving term credit facility	5.9	2,000	1,250	500
Uncommitted revolving demand facility	n/a	1,000	-	-
Other credit facilities [1]		1,240
South America	1.3 - 77.5		484	453
Australia	4.5		147	190
Other	0.8		52	9
Commercial paper	5.0 - 6.0		1,905	783
Other short-term debt	n/a		175	207
			4,013	2,142

1  Total facility limit amounts include some facilities with maturities in excess of one year.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 8  LONG-TERM DEBT

Issuance in the first quarter 2023	Rate of interest (%)	Maturity	Amount

Notes issued 2023	4.900	March 27, 2028	750

Notes issued 2023	5.800	March 27, 2053	750

			1,500

The notes issued in the three months ended March 31, 2023 are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

NOTE 9  SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395

2022 Normal Course Issuer Bid	March 1, 2022	February 7, 2023	55,111,110	10	55,111,110

2023 Normal Course Issuer Bid [1]	March 1, 2023	February 29, 2024	24,962,194	5	3,748,498

1  The 2023 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended March 31

	2023	2022
Number of common shares repurchased for cancellation	11,751,290	7,648,235
Average price per share (US dollars)	76.57	76.79
Total cost	899	587

Dividends Declared

We declared a dividend per share of $0.53 (2022 – $0.48) during the three months ended March 31, 2023, payable on April 13, 2023 to shareholders of record on March 31, 2023.

NOTE 10  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 11  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	March 31, 2023	December 31, 2022

Receivables from Canpotex	528	866

NOTE 12  BUSINESS COMBINATIONS

On October 1, 2022, we acquired Casa do Adubo S.A. (“Casa do Adubo”). We have revised the total consideration paid for the acquisition to $277, net of cash and cash equivalents acquired, and amounts held in escrow, as a result of obtaining additional information and finalizing the purchase price agreement during the allowed measurement period, resulting in an increase to goodwill and intangible assets. Preliminary goodwill recognized on the Casa do Adubo acquisition was $177 as at March 31, 2023.

We have engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The valuation technique and judgments applied are consistent with those methods presented in Note 25 of the 2022 annual consolidated financial statements. As at March 31, 2023, the total consideration and purchase price allocation for Casa do Adubo is not final as we are continuing to obtain and verify information required to determine the fair value of certain assets acquired and liabilities assumed and the amount of deferred income taxes arising on their recognition. We will finalize the amounts recognized as we obtain the information necessary to complete the analysis within one year from the date of acquisition.

The following table allocates preliminary values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date:

	March 31, 2023
	Casa do Adubo
	Preliminary at December 31, 2022	Adjustments[1]	Revised Fair Value
Receivables	174	(1)	173
Inventories	107	-	107
Prepaid expenses and other current assets	3	-	3
Property, plant and equipment	24	-	24
Goodwill	145	32	177
Intangible assets	95	8	103
Other non-current assets	6	-	6
Total assets	554	39	593
Short-term debt	14	-	14
Payables and accrued charges	159	-	159
Long-term debt, including current portion	91	-	91
Lease liabilities, including current portion	10	-	10
Other non-current liabilities	1	-	1
Total liabilities	275	-	275
Total consideration, net of cash and cash equivalents acquired	279	39	318
Amounts held in escrow	(48)	7	(41)
Total consideration, net of cash and cash equivalents acquired, and amounts held in escrow	231	46	277

 1 We recorded adjustments to the preliminary fair value to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily relate to changes in the preliminary valuation assumptions, including refinement of intangible assets. All measurement period adjustments were offset against goodwill.